Exhibit 4.10

GRANT INCENTIVE PLAN

Adopted Effective April 1, 2018

Purpose:

To provide incentive for Adial Pharmaceuticals, Inc. (the “Company”) personnel and motivate Company personnel to assist the Company in bringing grant funds into the Company through federal or private grant awards.

Plan Participants:

Bankole A. Johnson (“Johnson”)

Tomasz H. Zastawny (“Zastawny”)

Terms:

1.	The Plan Participants will work together to file applications grants for Adial.

2.	For such grants won and paid, the Plan Participants, together, will receive 10% of the first $1,000,000 each year and 5% for all amounts above $1,000,000 each year.

3.	Amounts paid will be paid equally to the Plan Participants unless otherwise agreed by them in writing (e.g., if $1,000,000 in grant funds are received, then $50,000 of consideration will be paid to each of Johnson and Zastawny).

4.	Amounts paid will be paid to each as 50% in cash and 50% in stock with the value of the stock based on the average share price in the month of January following the end of the year for which calculations are made.

5.	In the first quarter of each year, the total grant funds received from grants under this program during the previous year will be summed and the percentages stated in #2 above will be applied to calculate the amount due to the Plan Participants. Funds clearly paid by a granting source to a third party for the direct benefit of the Company will be counted as having been received by the Company (with any such amounts that are questionable being decided at the sole discretion of the Company’s Board of Directors).

6.	Payments will be made no later than March 31 each year.

7.	This plan may be changed or terminated by the Company at any time, PROVIDED, HOWEVER, that for any Awarded Grants (defined below), payments will continue as if the plan were still in place. An “Awarded Grant” is defined as (i) a grant for which notice of award is received prior to termination of the plan; or (ii) a grant awarded as the result of a grant application that is submitted prior to the termination of the plan and that is subsequently awarded (a) within 12 months of the submitted application or (b) in the same grant cycle as that for which it the grant application is submitted, whichever is shorter, and, in both cases of (a) and (b), whether additional information or minor amendments to the application are submitted after the original application or not.